Exhibit H

          Proposed Form of Federal Register Notice

     SECURITIES AND EXCHANGE COMMISSION

     (Release No. 35-_____)

     Filings under the Public Utility Holding Company Act of
1935, as amended ("Act")

     October __, 2000

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by October __, 2000 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After October __, 2000, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                *    *     *     *     *    *

     ENTERGY CORPORATION (70-[___])

     Entergy Corporation, a Delaware corporation
("Entergy"), 639 Loyola Avenue, New Orleans, Louisiana
70113, has filed an application-declaration pursuant to Sections 6(a), 7, 9(a), 10 and 12(c) of the Public Utility
Holding Company Act of 1935, as amended (the "Act"), and
Rules 46, 52 and 62 thereunder.

     Entergy is a registered holding company under the Act. Its public utility subsidiaries include Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., and Entergy New Orleans, Inc. (collectively, the "Entergy Operating Companies"). The Entergy Operating Companies provide public-utility service to approximately 2.5 million electric customers in portions of Arkansas, Louisiana, Mississippi, and Texas and 240,000 retail gas customers in Louisiana. Entergy also owns all of the voting stock of System Energy Resources, Inc. ("SERI") which owns and leases an aggregate 90% undivided interest in Grand Gulf Steam Electric Generating Station (nuclear) and sells all of the capacity and energy from that interest at wholesale to its only customers, Entergy Arkansas, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., and Entergy New Orleans, Inc.

     Entergy also engages through other subsidiaries in various other energy-related and non-utility businesses. Entergy's wholly-owned subsidiary Entergy Services, Inc. ("ESI"), provides management, administrative, accounting, legal, engineering, and other services primarily to the Entergy Operating Companies and SERI. Entergy Operations, Inc. ("EOI"), also a wholly-owned subsidiary of Entergy, provides nuclear management, operations, and maintenance services under contract for the nuclear facilities owned, in whole or in part, by the Entergy Operating Companies and SERI, subject to the oversight of those companies, respectively. Entergy Arkansas, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., and Entergy New Orleans, Inc. collectively own all of the common stock of System Fuels, Inc. ("SFI") which implements and manages certain programs to procure, deliver and store fuel supplies for those four companies. ESI, EOI, and SFI, and any other subsidiaries that Entergy is authorized, or is by rule or exemption permitted to acquire or own whether currently existing or hereinafter formed to provide operations and maintenance services to the Entergy Operating Companies are herein collectively referred to as "Utility Associate Subs."

     Entergy has formed several wholly-owned subsidiaries that provide operations and maintenance services to nonassociate companies (such subsidiaries, together with any other subsidiaries which Entergy is authorized or by rule or exemption permitted to acquire and own, whether currently existing or hereinafter formed to provide such services, are herein collectively referred to as "O&M Subs"), including Entergy Enterprises, Inc. ("EEI"), Entergy Nuclear, Inc. ("ENI"), and Entergy Operations Services, Inc. ("EOSI").
EEI invests in and develops energy and energy-related projects and businesses on behalf of the Entergy System (as defined below) companies. ENI operates and manages nuclear power facilities. EOSI provides consulting services with respect to, and operates and maintains fossil-fueled electric and steam generation, transmission and distribution assets of utility companies, municipalities, and large commercial and industrial customers in the United States.

     Entergy conducts its power marketing and trading business primarily through another wholly-owned O&M Sub, Entergy Power Marketing Corp. ("EPMC"). EPMC was formed in
1995 as an "exempt wholesale generator" ("EWG") in order to engage in the marketing and brokering of electric power at wholesale.<FN1> Pursuant to a Commission order dated January 6, 1998 (Holding Co. Act Release No. 26812) (the "January 1998 Order"), EPMC relinquished its EWG status and currently engages in marketing and brokering of energy commodities in wholesale and retail markets throughout the United States, subject to certain conditions.<FN2>, <FN3> Under the January 1998 Order, Entergy is authorized to finance the energy marketing activities of EPMC and to provide guarantees to EPMC. By further order of the Commission dated June 22, 1999 (Holding
Co. Act Release No. 27039) (the "June 1999 Order"), Entergy and certain of its non-utility subsidiaries (including EPMC) were authorized, among other things, to acquire, directly or indirectly, the securities of one or more non-utility companies (called "New Subsidiaries") organized to engage in the previously-authorized service and development activities of other Entergy non-utility subsidiaries and/or to acquire and/or finance the acquisition of the securities of one or more EWGs, "foreign utility companies" ("FUCOs"), "exempt telecommunications companies" ("ETCs"), "energy-related companies" within the meaning of Rule 58 ("Rule 58
Companies"), and O&M Subs.  New Subsidiaries, EWGs, FUCOs,
ETCs, Rule 58 Companies and other non-utility subsidiaries of Entergy (including EPMC and the other O&M Subs) which Entergy is authorized or by rule or exemption permitted to acquire and own are referred to herein (as they were in the June 1999 Order) collectively as "Nonutility Companies."

     Entergy also has authority from the Commission, pursuant to a June 13, 2000 order (Holding Co. Act Release No. 27184), to finance investments in EWGs and FUCOs through the issuance and sale of debt and equity securities and by providing related guarantees and credit support to the extent that its "aggregate investment" (as defined in Rule
53) in EWGs and FUCOs does not exceed 100% of its "consolidated retained earnings" (as defined in Rule 53).

     In addition, under the June 1999 Order, the Commission authorized Entergy and the Nonutility Companies (1) to provide guarantees and other forms of credit support or enhancements to or for the benefit of Nonutility Companies in an aggregate amount outstanding not to exceed $750 million, to the extent such transactions are not otherwise exempt; (2) to engage in various types of transactions designed to consolidate or reorganize under one or more New Subsidiaries all or part of Entergy's ownership interests in certain Nonutility Companies and New Subsidiaries; and (3) to provide operations, administrative and consulting services to other Nonutility Companies at prices determined without regard to "cost," subject to specified limitations and restrictions. Such authority was originally granted through December 31, 2002. Entergy subsequently filed a post-effective amendment seeking to increase and extend its authority under this file. (See Post-effective Amendment No. 1 filed on June 16, 2000 in Holding Co. Act File No. 70-9123.) Entergy sought to increase the authorized amount described in (1) above from $750 million to $2.75 billion and to extend the period applicable to this authority from December 31, 2002 to December 31, 2005. The Commission issued an order granting authority for the increased amount and the extended period on August 21, 2000 (Holding Co. Act Release No. 35-27216).

     Entergy is currently authorized to finance its investments in New Subsidiaries and O&M Subs from available cash resources and from the proceeds of borrowings and common stock sales authorized in other proceedings.

     By order of the Commission dated February 26, 1997 (Holding Co. Act Release No. 26674) (the "February 1997 Order"), Entergy has authority to issue and sell short-term notes from time to time through December 31, 2002, in an aggregate principal amount at any time outstanding not to exceed $500 million. The authority permits Entergy to borrow pursuant to a credit agreement under which it would issue unsecured promissory notes payable no later than three years from the date of issuance to banks participating under such credit agreement. Entergy may use proceeds from the borrowings for general corporate purposes, including the acquisition of shares of its outstanding common stock and further investments in EWGs and FUCOs and related nonutility businesses, subject to any necessary further Commission approvals.

     By order of the Commission dated March 25, 1997 (Holding Co. Act Release No. 26693), Entergy also has authority to issue and sell up to 30 million shares of its common stock through December 31, 2000 pursuant to its Dividend Reinvestment and Stock Purchase Plan. Entergy has filed post-effective amendments seeking to extend the period applicable to this authority from December 31, 2000 to December 31, 2005. (See Post-effective Amendment No. 3 filed on June 28, 2000 and Post-effective Amendment No. 4 filed on August 15, 2000, each in Holding Co. Act File No. 70-8839.) Proceeds from the issuance and sale of shares under this plan are to be used for general corporate purposes, and subject to any requisite Commission approval, such purposes may include, but are not limited to, investments in subsidiaries, repayment of debt and payment of dividends and interest.

          The term "Subsidiaries" means the Entergy
Operating Companies, SERI, the Utility Associate Subs, the Nonutility Companies, the Finance Subsidiaries (as described in Item (4) below), and any other subsidiaries which currently exist that Entergy is authorized by order or permitted by rule or exemption to acquire or own. Entergy and the Subsidiaries are sometimes hereinafter collectively referred to as the "Entergy System."

     Entergy is seeking approval for a program of external financing and other related proposals for the period through December 31, 2005. Specifically, Entergy is requesting approval for the following:

     (1) Entergy requests authority to issue and sell from time to time Common Stock (in addition to any separate authority relating to benefit and dividend reinvestment plans), Preferred Stock and, directly or indirectly through one or more Finance Subsidiaries (as described in (4) below), secured and/or unsecured long-term indebtedness and other forms of preferred or equity-linked securities having maturities of up to 50 years in an aggregate amount not to exceed $2 billion, and additional unsecured short-term indebtedness having maturities of one year or less in an aggregate principal amount at any time outstanding not to exceed $1 billion (such request to extend the authorization period of the February 1997 Order from December 31, 2002 through December 31, 2005, and to increase the aggregate principal amount at any time outstanding from $500 million under the February 1997 Order to $1.5 billion).

     (2) Entergy requests authority to amend its charter to authorize its issuance of Preferred Stock and to solicit proxies in connection with a vote relating thereto.

     (3) Entergy requests authority to enter into hedging transactions with respect to existing indebtedness of Entergy and the Subsidiaries in order to manage and minimize interest rate costs. Entergy also requests authority to enter into hedging transactions with respect to anticipatory debt issuances in order to lock-in current interest rates and/or manage interest rate risk exposure.

     (4) Entergy requests authority (a) to acquire the equity securities of one or more special-purpose subsidiaries ("Finance Subsidiaries"), organized solely to facilitate financing, and (b) to guarantee the securities issued by such Finance Subsidiaries, to the extent not exempt pursuant to Rule 45(b) and Rule 52.

     Entergy will use the proceeds from the above financings for general corporate purposes, including (i) financing, in part, investments by and capital expenditures of Entergy and its Subsidiaries, (ii) the repayment, redemption, refunding or purchase by Entergy of any of its securities pursuant to Rule 42, and (iii) financing working capital requirements of Entergy and its Subsidiaries.

_______________________________

<FN1>  See Entergy Power Marketing Corp., 73 FERC
       161,063 (1995).

<FN2>  See Entergy Services, Inc. and Entergy Power
       Marketing Corp., 74 FERC 161,137 (1996) (authorizing EPMC to sell power at market based rates).

<FN3>  EPMC will become part of Entergy-Koch L.P., a
       joint venture between Entergy Corporation and Koch Industries, Inc., which will combine Koch Gateway Pipeline Company's interstate pipeline system and related storage assets and Koch Energy Trading's marketing and trading of gas, power and weather derivatives with Entergy's power marketing and trading businesses. See Holding Co. Act File No. 70-9723 for further information relating to Entergy-Koch, L.P.